MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED JUNE 30, 2020

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

First Majestic Silver Corp. 2020 Second Quarter Report	Page 2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This Management’s Discussion and Analysis of Results of Operations and Financial Condition (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of First Majestic Silver Corp. (“First Majestic” or “the Company”) for the three and six months ended June 30, 2020, and the audited consolidated financial statements for the year ended December 31, 2019, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). All dollar amounts are expressed in United States (“US”) dollars and tabular amounts are expressed in thousands of US dollars, unless otherwise indicated. Certain amounts shown in this MD&A may not add exactly to total amounts due to rounding differences.

This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained at the end of this MD&A. All information contained in this MD&A is current and has been approved by the Board of Directors of the Company as of August 6, 2020 unless otherwise stated.

COMPANY OVERVIEW

First Majestic is a multinational mining company headquartered in Vancouver, Canada, focused on primary silver production in México, pursuing the development of its existing mineral properties and acquiring new assets. The Company owns three producing mines: the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine, and four mines on care and maintenance: the San Martin Silver Mine, the Del Toro Silver Mine, the La Parrilla Silver Mine and the La Guitarra Silver/Gold Mine.

First Majestic is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR” and on the Frankfurt Stock Exchange under the symbol “FMV”.

SANTA ELENA SILVER/GOLD MINE
LA ENCANTADA SILVER MINE
SAN DIMAS SILVER/GOLD MINE
LA PARRILLA SILVER MINE
DEL TORO SILVER MINE
SAN MARTIN SILVER MINE
LA GUITARRA SILVER MINE

First Majestic Silver Corp. 2020 Second Quarter Report	Page 3

2020 SECOND QUARTER HIGHLIGHTS

Key Performance Metrics	2020-Q2	2020-Q1	Change Q2 vs Q1	2019-Q2	Change Q2 vs Q2	2020-YTD	2019-YTD	Change
Operational
Ore Processed / Tonnes Milled	333,559	599,142	(44%)	736,896	(55%)	932,701	1,549,550	(40%)
Silver Ounces Produced	1,834,575	3,151,980	(42%)	3,193,566	(43%)	4,986,555	6,524,954	(24%)
Silver Equivalent Ounces Produced	3,505,376	6,195,057	(43%)	6,410,483	(45%)	9,700,433	12,684,160	(24%)
Cash Costs per Ounce (1)	$6.73	$5.16	30%	$6.84	(2%)	$5.74	$6.58	(13%)
All-in Sustaining Cost per Ounce (1)	$18.57	$12.99	43%	$14.76	26%	$15.04	$13.82	9%
Total Production Cost per Tonne (1)	$78.78	$82.41	(4%)	$77.93	1%	$81.12	$72.01	13%
Average Realized Silver Price per Ounce (1)	$17.33	$17.36	0%	$14.80	17%	$17.35	$15.26	14%

Financial (in $millions)
Revenues	$34.9	$86.1	(59%)	$83.7	(58%)	$120.9	$170.5	(29%)
Mine Operating (Loss) Earnings	($7.8)	$21.1	(137%)	$4.2	NM	$13.4	$14.5	(8%)
Net (Loss) Earnings	($10.0)	($32.4)	69%	($12.0)	17%	($42.4)	($9.1)	NM
Operating Cash Flows before Movements in Working Capital and Taxes	($16.4)	$23.3	(170%)	$17.7	(193%)	$6.9	$41.4	(83%)
Cash and Cash Equivalents	$95.2	$145.2	(34%)	$94.5	1%	$95.2	$94.5	1%
Working Capital (1)	$114.2	$139.8	(18%)	$129.5	(12%)	$114.2	$129.5	(12%)

Shareholders
(Loss) Earnings per Share ("EPS") - Basic	($0.05)	($0.15)	69%	($0.06)	20%	($0.20)	($0.05)	NM
Adjusted EPS (1)	($0.10)	$0.04	NM	($0.02)	NM	($0.06)	($0.03)	(98%)
Cash Flow per Share (1)	($0.08)	$0.11	(170%)	$0.09	(189%)	$0.03	$0.21	(84%)

NM - Not meaningful

(1)The Company reports non-GAAP measures which include cash costs per ounce produced, all-in sustaining cost per ounce, total production cost per tonne, average realized silver price per ounce sold, working capital, adjusted EPS and cash flow per share. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning and may differ from methods used by other companies with similar descriptions. See “Non-GAAP Measures” on pages 30 to 37 for a reconciliation of non-GAAP to GAAP measures.

Second Quarter Production Summary	San Dimas	Santa Elena	La Encantada	Consolidated
Ore Processed / Tonnes Milled	114,390	89,590	129,579	333,559
Silver Ounces Produced	1,102,931	222,100	509,544	1,834,575
Gold Ounces Produced	12,042	3,677	45	15,764
Silver Equivalent Ounces Produced	2,395,633	595,651	514,092	3,505,376
Cash Costs per Ounce*	$3.77	$15.10	$9.38	$6.73
All-in Sustaining Cost per Ounce*	$13.04	$24.71	$11.60	$18.57
Total Production Cost per Tonne	$129.67	$74.50	$36.80	$78.78
*Cash Cost per Ounce and All-in Sustaining Cost per Ounce are calculated on a per payable silver ounce basis.

First Majestic Silver Corp. 2020 Second Quarter Report	Page 4

Operational Highlights

•Resumption of Operations to Pre-Pandemic Production Rates: In compliance with the decree issued by the Mexican Ministry of Health on March 31, 2020 in response to the COVID-19 pandemic, the Company temporarily suspended operations at its three operating mines during most of April and May ("COVID-19 Suspensions"). Following the Mexican Government’s decision to allow the restart of mining activities on May 23, 2020, the Company resumed operations and is expected to return to pre-pandemic production rates early in the third quarter.
•Strong Production despite COVID-19 Suspension Period: Total production in the second quarter was 3,505,376 silver equivalent ounces, consisting of 1.8 million ounces of silver and 15,764 ounces of gold. Despite temporary suspensions for most of April and May, total production decreased by only 43% compared to the previous quarter.
•Withheld Metal Sales: While metal prices became distressed in March, April and May, the Company suspended sales and allowed inventories to increase during this period. Sales resumed by quarter end, however, 970,000 ounces of silver and 6,000 ounces of gold remained in inventory as at June 30, 2020 to be sold as prices improved in the third quarter.
•Cash Cost and AISC (excluding standby costs):
◦Cash cost per ounce for the quarter was $6.73 per payable ounce of silver, compared to $5.16 per ounce in the previous quarter. The increase in consolidated cash cost was primarily attributed to lower by-product credits at San Dimas and Santa Elena as a result of approximately 3,900 ounces of gold that were shipped but not yet sold at quarter end. Had the gold been sold at spot metal prices at the end of the quarter, it would have contributed an additional $4.1 million or $2.25 per ounce in by-product credits. The impact of reduced by-product credits on cash costs was partially offset by lower production costs due to the weaker Mexican Peso against the U.S. Dollar, of which the quarterly average rate decreased 18% compared to the previous quarter.
◦AISC in the second quarter was $18.57 per ounce compared to $12.99 per ounce in the previous quarter. The increase in AISC per ounce was primarily due to the increased cash cost and an increase in fixed overhead costs, such as general and administration expenses and annual workers participation benefits, being divided by 42% less silver ounces produced during the quarter due to the required COVID-19 Suspensions.
•Project Updates:
◦San Dimas: Received delivery of a new 3,000 tpd High Intensity Grinding (“HIG”) mill with additional mill modernization components during the quarter. Contractors are currently scheduled to begin installation work on site in August and assembly and installation of the new HIG mill is expected to be completed in the second quarter of 2021, followed by commissioning in the third quarter of 2021.
◦Santa Elena’s Ermitaño Project: Development activities resumed in June and successfully intersected the Ermitaño vein. Initial production from Ermitaño is expected in mid-2021.
◦Santa Elena: Civil construction activities resumed in June on the Liquified Natural Gas (“LNG”) plant. The LNG generators and storage tanks are expected to be delivered to site in the third quarter. As a result of the COVID-19 temporary suspension, the LNG plant is now expected to be completed and commissioned in the first quarter of 2021.
•Resumption of Exploration Activities: At the end of the second quarter, 14 exploration drill rigs were active across the Company’s projects consisting of 11 rigs at San Dimas, two rigs at Santa Elena and one rig at La Encantada. The Company plans to add nine additional rigs in the third quarter with a primary focus on drilling the regional potential around Santa Elena and San Dimas.

Financial Highlights

•In the second quarter, the Company generated revenues of $34.9 million compared to $83.7 million in the second quarter of 2019. Revenues in the quarter were impacted by temporary suspension of operations throughout most of April and May in response to the COVID-19 pandemic, as well as withheld metal sales in anticipation of realizing higher silver and gold prices in the second half of 2020. At quarter end, the Company had approximately 970,000 ounces of silver and 6,000 ounces of gold in finished goods inventory which were sold and recognized as revenues in the third quarter for approximately $25.0 million.

First Majestic Silver Corp. 2020 Second Quarter Report	Page 5

•The Company realized mine operating loss of $7.8 million compared mine operating earnings of $4.2 million in the second quarter of 2019. Mine operating loss in the quarter was affected by decreased production as well as $9.2 million in standby costs incurred during the temporary suspension of operations, as well as deferral of metal sales into the next quarter.
•Net loss for the quarter was $10.0 million (EPS of ($0.05)) compared to net loss of $12.0 million (EPS of ($0.06)) in the second quarter of 2019.
•Adjusted net loss for the quarter, normalized for non-cash or unusual items such as the standby costs related to the COVID-19 Suspensions, unrealized gain or loss on mark-to-market adjustment of foreign currency derivatives and marketable securities, share-based payments and deferred income taxes for the quarter ended June 30, 2020, was $20.7 million (Adjusted EPS of ($0.10)) compared to a net loss of $3.6 million (Adjusted EPS of ($0.02)) in the second quarter of 2019. Adjusted net loss for the quarter was due to deferral of metal sales and a decrease in production attributed to the COVID-19 Suspensions and a 13-day labour disruption at San Dimas.
•Cash flow used in operations before movements in working capital and income taxes in the quarter was $16.4 million (($0.08) per share) compared to cash flow from operations of $17.7 million ($0.09 per share) in the second quarter of 2019.
•Cash and cash equivalents at June 30, 2020 were $95.2 million while working capital was $114.2 million. As at August 4, 2020, the Company had cash and cash equivalents of $128.0 million.

Corporate Development and Other
•Acquisition of Springpole Silver Stream from First Mining Gold Corp.
◦On July 2, 2020, the Company completed an agreement with First Mining Gold Corp. (“First Mining”) to purchase 50% of the life of mine payable silver produced from the Springpole Gold Project ("Springpole Silver Stream") located in Ontario, Canada. Under the agreement, First Majestic agreed to pay First Mining total upfront consideration of $22.5 million in cash and shares, over three payments, with ongoing payments of 33% of the silver spot price per ounce, to a maximum of $7.50 per ounce (subject to annual inflation escalation of 2%, commencing at the start of the 3rd anniversary of production), as payable silver is delivered by First Mining.
◦Transaction consideration to be paid by First Majestic is summarized as follows:
▪The first payment consisting of $2.5 million in cash and $7.5 million in First Majestic shares was paid to First Mining on July 2, 2020;
▪The second payment consisting of $3.75 million in cash and $3.75 million First Majestic shares will be paid upon the completion and public announcement by First Mining of the results of a Pre-Feasibility Study for Springpole;
▪The third payment consisting of $2.5 million in cash and $2.5 million First Majestic shares will be paid upon receipt by First Mining of a Federal or Provincial Environmental Assessment approval for Springpole;
◦First Mining shall have the right to repurchase 50% of the silver stream for $22.5 million at any time prior to the commencement of production at Springpole leaving the Company with a reduced silver stream of 25% of life of mine payable silver production. First Mining has also granted First Majestic 30 million common share purchase warrants, each of which will entitle the Company to purchase one common share of First Mining at CAD$0.40 over a period of five years.

•Option Agreement with Apollo Gold Corp. for Sale of the Jalisco Group of Properties
◦In June 2020, First Majestic entered into a letter of intent for a three year option agreement with Apollo Gold Corp. ("Apollo Gold") to sell 100% of the Company's Jalisco Group of Properties project located in the State of Jalisco, Mexico.
◦Under the terms of the agreement, Apollo Gold may exercise the option by paying a total of CAD$750,000, as well as issuing 6,289,004 shares and 1.5 million share purchase warrants to First Majestic over a 3-year period.

First Majestic Silver Corp. 2020 Second Quarter Report	Page 6

•Option Agreement with Silver Dollar for Sale of the La Joya Project
◦In June 2020, First Majestic entered into a letter of intent for a five year option agreement with Silver Dollar Resources Inc. ("Silver Dollar"), which gives Silver Dollar the option to earn an initial 80% interest in the Company's La Joya Project, following the exercise of which it may earn an additional 20% for an aggregate 100% interest.
◦To exercise its first option to acquire an 80% interest in the La Joya Project, Silver Dollar will pay the Company CAD$1.3 million in cash over four years, issue shares equal to 19.9% of Silver Dollar's then-outstanding common shares within one year, incur $1 million of exploration expenditures within the first five years, and grant First Majestic a 2% net smelter returns royalty. If Silver Dollar incurs the exploration expenditures within the first three years; however, First Majestic will waive the remaining $600,000 - or nearly half - of the cash option payments.
◦Silver Dollar may exercise its second option and acquire the remaining 20% (for an aggregate 100% interest) of the La Joya Project by providing notice to First Majestic within 30 days of earning the first 80% interest and issuing to First Majestic additional shares equal to 5% of Silver Dollar's then-outstanding common shares within five years.

First Majestic Silver Corp. 2020 Second Quarter Report	Page 7

2020 SECOND HALF PRODUCTION OUTLOOK AND COST GUIDANCE UPDATE

This section provides management’s production outlook and cost guidance for 2020. These are forward-looking estimates and are subject to the cautionary note regarding the risks associated with relying on forward-looking statements at the end of this MD&A. Actual results may vary based on production throughputs, grades, recoveries and changes in economic circumstances.

The Company is revising its second half and full year 2020 guidance to reflect changes due to the temporary suspension of production and sales as well as adjustments to metal price assumptions, foreign exchange rates, and the fixed exchange ratio on the San Dimas streaming agreement. Details of the changes and their expected impacts are presented below:

1.Due to the temporary COVID-19 Suspensions, the Company plans to recover production of approximately 1.6 million ounces of silver and 15,000 ounces of gold;
2.As of June 30, 2020, the Company held 970,000 ounces of silver in inventory in anticipation of realizing higher selling prices in the third quarter of 2020;
3.Increased the gold price assumption to $1,700 per ounce (up from $1,450), while maintaining the silver price assumption at $17.00, reflecting a 100:1 silver to gold ratio;
4.Increased the MXN:USD ratio assumption to 21:1 (up from 19:1);
5.Effective April 1, 2020, the silver to gold fixed exchange ratio related to the San Dimas streaming agreement with Wheaton Precious Metals was adjusted to 90:1 (from 70:1) due to the silver to gold ratio averaging above 90:1 for the previous six months. This ratio adjustment is expected to have a positive effect on revenues by approximately $3.0 million for the remainder of 2020, subject to achieving the mid-point of the new production guidance and budgeted silver and gold prices.

As a result of these adjustments, our 2020 total production remains relatively unchanged at 21.4 to 22.9 million silver equivalent ounces compared to the prior guidance of 21.5 to 24.0 million silver equivalent ounces. The Company is also anticipating a reduction in annualized cash costs of approximately 30% due to the higher gold by-product revenues and the weaker Mexican Peso.

The Company is also providing guidance below on a mine-by-mine basis for the second half of 2020. Cash cost and AISC guidance is shown per payable silver ounce.

Guidance for Second Half of 2020

Mine	Silver Oz (M)	Gold Oz (K)	Silver Eqv Oz (M)	Cash Costs ($)	AISC ($)*
San Dimas	3.3 - 3.6	42 - 47	7.5 - 8.3	(0.95) - 0.23	4.72 - 6.55
Santa Elena	1.1 - 1.2	16 - 18	2.7 - 3.0	2.53 - 3.72	6.75 - 8.43
La Encantada	1.7 - 1.8	-	1.7 - 1.8	10.86 - 11.56	12.82 - 13.75
Consolidated	6.1 - 6.6	58 - 65	11.9 - 13.1	$2.93 - $3.99	$10.57 - $12.49
*Certain amounts shown may not add exactly to the total amount due to rounding differences.
*Consolidated AISC includes Corporate General & Administrative cost estimates and non-cash costs of $2.35 to $2.62 per payable silver ounce.

In the second half of 2020, the Company expects silver production to range between 6.1 to 6.6 million ounces, representing an increase of approximately 27% when compared to the first half of 2020. Additionally, total production is now expected to range between 11.9 to 13.1 million silver equivalent ounces in the second half of 2020, representing an increase of approximately 29% when compared to the first half of 2020. The increase in production is primarily due to the operations returning to regular production rates in the second half of 2020, as well as a higher contribution of gold credits due to an increase in the gold to silver ratio.

Cash costs in the second half of 2020 are expected to be significantly lower to within the range of $2.93 to $3.99 per ounce, primarily due to higher gold by-product credits at San Dimas and Santa Elena and the weaker Mexican Peso. In addition, AISC are expected to be within a range of $10.57 to $12.49 per ounce in the second half of 2020.

First Majestic Silver Corp. 2020 Second Quarter Report	Page 8

A mine-by-mine breakdown of the revised full year 2020 production guidance is included in the table below and assumes the same metal prices and foreign currency assumptions as stated previously.

Guidance for Full Year of 2020

Mine	Silver Oz (M)	Gold Oz (K)	Silver Eqv Oz (M)	Cash Costs ($)	AISC ($)*
San Dimas	6.0 - 6.4	75 - 80	13.5 - 14.4	0.75 - 1.49	7.09 - 8.22
Santa Elena	1.9 - 2.0	31 - 33	4.8 - 5.2	3.60 - 4.38	8.33 - 9.43
La Encantada	3.1 - 3.3	-	3.1 - 3.3	10.42 - 10.77	12.59 - 13.07
Consolidated	11.0 - 11.7	106 - 113	21.4 - 22.9	$3.95 - $4.59	$12.29 - $13.45
*Certain amounts shown may not add exactly to the total amount due to rounding differences.
*Consolidated AISC includes Corporate General & Administrative cost estimates and non-cash costs of $2.81 to $2.99 per payable silver ounce.

For the full year of 2020, the Company now estimates silver equivalent production will range between 21.4 to 22.9 million ounces consisting of 11.0 to 11.7 million ounces of silver and 106,000 to 113,000 ounces of gold, compared to the prior guidance of 21.5 to 24.0 million silver equivalent ounces comprised of 11.8 to 13.2 million ounces of silver and 114,000 to 126,000 ounces of gold.

Annual cash costs are now expected to be within the range of $3.95 to $4.59 per ounce, or approximately 30% below the previous guidance of $5.76 to $6.97 per ounce, primarily due to higher gold by-product credits at San Dimas and Santa Elena and the weaker Mexican Peso. In addition, annual AISC are expected to be within a range of $12.29 to $13.45 per ounce, or approximately 10% below the previous guidance of $13.37 to $15.46 per ounce.

Revised Capital Budget

In an effort to maintain its strong balance sheet, the Company has updated its annual 2020 capital budget to include the reallocation of development and exploration expenditures across its operations and investments in innovative projects. As a result, the Company now plans to invest a total of $131.8 million, representing a 23% decrease compared with previous guidance of $171.5 million, on capital expenditures in 2020 consisting of $45.7 million of sustaining investments and $86.1 million of expansionary investments.

The revised 2020 annual budget includes total capital investments of $54.0 million on underground development, $27.4 million towards property, plant and equipment, $21.4 million on exploration and $29.0 million towards automation and efficiency projects.

In the first half of 2020, the Company completed 15,555 metres of underground development and 50,709 metres of exploration drilling. Under the revised 2020 budget, the Company is planning to complete a total of approximately 35,100 metres of underground development, representing a 9% decrease compared to the original guidance. In addition, the Company is now planning to complete a total of approximately 139,000 metres of exploration drilling in 2020, representing a 28% decrease compared to the original guidance.

First Majestic Silver Corp. 2020 Second Quarter Report	Page 9

OVERVIEW OF OPERATING RESULTS

Selected Production Results for the Past Eight Quarters

	2020		2019				2018
PRODUCTION HIGHLIGHTS	Q2(5)	Q1	Q4(4)	Q3(2)(3)	Q2	Q1	Q4	Q3(1)
Ore processed/tonnes milled
San Dimas	114,390	200,109	182,265	173,679	172,368	163,264	172,641	176,884
Santa Elena	89,590	177,834	196,640	229,094	229,761	219,941	221,945	225,873
La Encantada	129,579	221,200	221,049	191,926	207,421	269,611	206,812	196,030
San Martin	—	—	—	—	39,213	62,148	66,924	67,926
La Parrilla	—	—	—	33,439	61,544	72,551	125,751	117,130
Del Toro	—	—	26,528	27,829	26,587	25,138	56,200	65,323
La Guitarra	—	—	—	—	—	—	—	14,891
Consolidated	333,559	599,142	626,482	655,967	736,896	812,654	850,272	864,056
Silver equivalent ounces produced
San Dimas	2,395,633	3,672,169	3,516,117	3,502,102	3,641,139	3,172,270	3,127,871	3,225,352
Santa Elena	595,651	1,593,400	1,592,397	1,859,170	1,461,345	1,403,364	1,587,396	1,475,635
La Encantada	514,092	929,487	991,856	891,205	492,957	723,699	451,244	379,773
San Martin	—	—	—	—	271,450	421,091	511,911	557,746
La Parrilla	—	—	—	258,683	420,712	441,095	563,703	537,986
Del Toro	—	—	133,042	125,557	122,879	112,158	243,637	427,218
La Guitarra	—	—	—	—	—	—	—	136,605
Consolidated	3,505,376	6,195,057	6,233,412	6,636,716	6,410,483	6,273,677	6,485,761	6,740,315
Silver ounces produced
San Dimas	1,102,931	1,677,376	1,658,721	1,639,481	1,603,016	1,404,454	1,367,028	1,445,918
Santa Elena	222,100	550,133	619,321	632,216	596,872	587,195	567,754	598,693
La Encantada	509,544	924,472	987,630	885,627	489,194	720,959	449,632	378,983
San Martin	—	—	—	—	224,056	331,539	404,523	438,061
La Parrilla	—	—	—	135,420	202,698	219,485	312,144	330,047
Del Toro	—	—	82,752	74,997	77,729	67,757	149,734	231,350
La Guitarra	—	—	—	—	—	—	—	82,292
Consolidated	1,834,575	3,151,980	3,348,424	3,367,740	3,193,566	3,331,388	3,250,816	3,505,344
Cash cost per ounce
San Dimas	$3.77	$3.08	$0.74	$2.28	$1.64	$0.93	$0.58	($0.40)
Santa Elena	$15.10	$2.12	($1.40)	($7.24)	$4.28	$2.81	($1.06)	$5.77
La Encantada	$9.38	$10.77	$10.12	$10.72	$16.57	$12.60	$15.60	$21.15
San Martin	$—	$—	$—	$—	$16.52	$11.35	$10.40	$9.78
La Parrilla	$—	$—	$—	$16.27	$14.13	$16.58	$13.80	$16.29
Del Toro	$—	$—	$28.62	$29.83	$27.29	$27.20	$27.69	$13.07
La Guitarra	$—	$—	$—	$—	$—	$—	$—	$6.99
Consolidated	$6.73	$5.16	$3.73	$3.83	$6.84	$6.34	$6.06	$6.85
All-in sustaining cost per ounce
San Dimas	$13.04	$9.02	$7.41	$7.30	$8.49	$5.65	$5.35	$6.74
Santa Elena	$24.71	$6.03	$3.66	($5.17)	$7.73	$6.37	$2.18	$9.03
La Encantada	$11.60	$13.31	$12.67	$12.67	$18.87	$13.72	$18.70	$27.25
San Martin	$—	$—	$—	$—	$21.15	$15.67	$13.60	$13.37
La Parrilla	$—	$—	$—	$28.81	$21.61	$25.62	$21.18	$23.34
Del Toro	$—	$—	$38.84	$39.77	$36.33	$35.89	$37.83	$24.48
La Guitarra	$—	$—	$—	$—	$—	$—	$—	$12.30
Consolidated	$18.57	$12.99	$12.25	$10.76	$14.76	$12.91	$12.83	$15.12
Production cost per tonne
San Dimas	$129.67	$126.33	$127.19	$135.71	$142.42	$122.17	$113.66	$105.91
Santa Elena	$74.50	$81.04	$68.77	$57.78	$58.88	$56.53	$54.55	$63.15
La Encantada	$36.80	$43.82	$43.92	$47.86	$38.29	$32.71	$33.20	$40.20
San Martin	$—	$—	$—	$—	$109.51	$80.39	$83.27	$88.15
La Parrilla	$—	$—	$—	$89.40	$75.96	$76.78	$52.47	$58.18
Del Toro	$—	$—	$106.99	$98.98	$91.89	$95.06	$84.67	$73.50
La Guitarra	$—	$—	$—	$—	$—	$—	$—	$68.47
Consolidated	$78.78	$82.41	$78.62	$78.87	$77.93	$66.65	$65.31	$68.87
1) La Guitarra was placed on care and maintenance on August 3, 2018.
2) La Parrilla was placed on temporary suspension effective September 2, 2019.
3) San Martin was placed on temporary suspension effective July 1, 2019 due to a growing insecurity in the area and safety concerns for our workforce. The re-opening date is contingent on security conditions in the region and cannot be determined at this time.
4) Del Toro's mining and milling operations were placed on temporary suspension effective January 1, 2020 to improve overall operating cash flows while focusing on an expanded drill program in the area.
5) In response to the COVID-19 pandemic, the Mexican Ministry of Health issued a decree requiring non-essential businesses, including mining, to temporarily suspend activities until May 23, 2020. As a result, production and costs were adversely affected during the quarter.

First Majestic Silver Corp. 2020 Second Quarter Report	Page 10

Operating Results – Consolidated Operations

CONSOLIDATED	2020-Q2	2020-Q1	2020-YTD	2019-YTD	Change Q2 vs Q1	Change '20 vs '19

Ore processed/tonnes milled	333,559	599,142	932,701	1,549,550	(44%)	(40%)
Average silver grade (g/t)	193	185	188	156	4%	21%
Average gold grade (g/t)	1.52	1.74	1.66	1.38	(12%)	20%
Silver recovery (%)	89%	89%	89%	84%	0%	6%
Gold recovery (%)	96%	96%	96%	96%	0%	0%

Production
Silver ounces produced	1,834,575	3,151,980	4,986,555	6,524,954	(42%)	(24%)
Gold ounces produced	15,764	32,202	47,967	65,613	(51%)	(27%)
Pounds of lead produced	—	—	—	5,113,891	0%	(100%)
Pounds of zinc produced	—	—	—	2,664,361	0%	(100%)
Total production - ounces silver equivalent	3,505,376	6,195,057	9,700,433	12,684,160	(43%)	(24%)

Cost
Cash cost per ounce	$6.73	$5.16	$5.74	$6.58	30%	(13%)
All-In sustaining costs per ounce	$18.57	$12.99	$15.04	$13.82	43%	9%
Total production cost per tonne	$78.78	$82.41	$81.12	$72.01	(4%)	13%

Underground development (m)	4,666	10,888	15,555	31,477	(57%)	(51%)
Diamond drilling (m)	10,250	40,458	50,709	92,294	(75%)	(45%)

COVID-19 Pandemic Update

During the second quarter, in compliance with the decree issued by the Mexican Ministry of Health on March 31, 2020 in response to the COVID-19 pandemic, the Company temporarily suspended operations at its three operating mines during most of April and May. Following the Mexican Government’s decision to allow the restart of mining activities on May 23, 2020, all operations are expected to return to normal pre-pandemic production rates in the third quarter.

Preventative control measures to protect the safety and health of our employees, contractors and communities in which we operate, including social distancing, remote working, cancellation of any non-essential visits to the mines, comprehensive sanitation measures for the workplace and company transportation, as well as pre-screening for virus symptoms remain in effect.

During the second quarter, First Majestic incurred $7.2 million in COVID-19 related standby costs, mostly related to payroll. In addition, the Company has granted paid leave to vulnerable employees as defined by the Mexican Ministry of Health, consisting of a list of conditions including anyone 60 years of age or older, workers with pre-existing conditions or compromised immune systems. Vulnerable workers currently account for approximately 18% of the Company's workforce at its three operating mines. The Company continues to support its vulnerable workers with base pay and medical services as needed while they are not working. The Company is also supporting local communities by sponsoring health professionals, medical equipment, personal protective equipment, medicine and health supplements.

Production

Total production for the second quarter was 3,505,376 silver equivalent ounces, consisting of 1.8 million ounces of silver and 15,764 ounces of gold. Despite the temporary COVID-19 Suspensions over most of April and May, total production decreased by only 43% compared to the previous quarter.

During the quarter, total ore processed at the Company's three operating mines amounted to 333,559 tonnes, a 44% decrease compared to the previous quarter primarily due to the temporary COVID-19 Suspensions.

Consolidated silver grades in the quarter averaged 193 g/t compared to 185 g/t in the previous quarter. This 4% increase

First Majestic Silver Corp. 2020 Second Quarter Report	Page 11

was primarily the result of higher grades at San Dimas. Consolidated gold grades averaged 1.52 g/t compared to 1.74 g/t in the prior quarter representing a 12% decrease primarily due to lower gold grades at Santa Elena.

Consolidated silver and gold recoveries averaged 89% and 96%, respectively, consistent with the previous quarter.

Cash Cost and All-In Sustaining Cost per Ounce

Cash cost per ounce for the quarter was $6.73 per payable ounce of silver, compared to $5.16 per ounce in the previous quarter. The increase in consolidated cash cost was primarily attributed to lower by-product credits at San Dimas and Santa Elena as a result of approximately 3,900 ounces of gold that were shipped but not yet sold at quarter end. Had the gold been sold at spot price at the end of the quarter, it would have contributed an additional $4.1 million or $2.25 per ounce in by-product credits. The impact of reduced by-product credits on cash costs was partially offset by lower production costs due to the weaker Mexican Peso against the U.S. Dollar, of which the quarterly average rate decreased 18% compared to the previous quarter.

AISC in the second quarter was $18.57 per ounce compared to $12.99 per ounce in the previous quarter. The increase in AISC per ounce was primarily due to increased cash costs and increase in fixed overhead costs, such as general and administration expenses and annual workers participation benefits, being divided by 42% less silver ounces produced during the quarter as a result of the temporary COVID-19 Suspensions.

Development and Exploration

During the second quarter, the Company completed 4,666 metres of underground development, a decrease of 57% compared to 10,888 metres in the previous quarter due to the COVID-19 Suspensions.

In the second quarter, the exploration program completed 10,250 metres of drilling compared to 40,458 metres in the previous quarter. In response to the COVID-19 pandemic, all drilling was halted at the end of March and the exploration team and drill contractors were demobilized and gradual return commenced in June. At the end of the quarter, 14 exploration drill rigs were active across the Company’s projects consisting of 11 rigs at San Dimas, two rigs at Santa Elena and one rig at La Encantada. The Company plans to add nine additional rigs in the third quarter with a focus on the regional potential around Santa Elena and San Dimas.

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San Dimas Silver/Gold Mine, Durango, México

The San Dimas Silver/Gold Mine is located approximately 130 km northwest of Durango, Durango State, Mexico and consists of 71,868 hectares of mining claims located in the states of Durango and Sinaloa, Mexico. San Dimas is one of the country’s most prominent silver mines and the largest producing underground mine in the state of Durango with over 250 years of operating history. The San Dimas operating plan involves processing ore from several underground mining areas with a 2,500 tpd capacity milling operation which produces silver/gold doré bars. The mine is accessible via a 40-minute flight from the Durango International Airport to the private airstrip in the town of Tayoltita. The Company owns 100% of the San Dimas mine.

San Dimas	2020-Q2	2020-Q1	2020-YTD	2019-YTD	Change Q2 vs Q1	Change '20 vs '19

Total ore processed/tonnes milled	114,390	200,109	314,499	335,632	(43%)	(6%)
Average silver grade (g/t)	318	280	294	300	14%	(2%)
Average gold grade (g/t)	3.38	3.44	3.42	4.25	(2%)	(20%)
Silver recovery (%)	94%	93%	94%	93%	1%	1%
Gold recovery (%)	97%	96%	97%	96%	1%	1%

Production
Silver ounces produced	1,102,931	1,677,376	2,780,306	3,007,470	(34%)	(8%)
Gold ounces produced	12,042	21,308	33,350	44,177	(43%)	(25%)
Total production - ounces silver equivalent	2,395,633	3,672,169	6,067,802	6,813,409	(35%)	(11%)

Cost
Cash cost per ounce	$3.77	$3.08	$3.35	$1.31	22%	156%
All-In sustaining costs per ounce	$13.04	$9.02	$10.62	$7.17	45%	48%
Total production cost per tonne	$129.67	$126.33	$127.54	$132.58	3%	(4%)

Underground development (m)	3,488	7,100	10,588	11,924	(51%)	(11%)
Diamond drilling (m)	9,031	22,087	31,119	32,874	(59%)	(5%)

During the second quarter, the San Dimas mine produced 1,102,931 ounces of silver and 12,042 ounces of gold for a total production of 2,395,633 silver equivalent ounces, representing a 35% decrease compared to the prior quarter primarily due to the temporary COVID-19 Suspensions, as well as a temporary 13-day labour disruption attributed to annual bonus negotiations.

The mill processed a total of 114,390 tonnes with average silver and gold grades of 318 g/t and 3.38 g/t, respectively.

Silver and gold recoveries averaged 94% and 97%, respectively, during the quarter which were consistent with the prior quarter. Mill modernization and optimization programs have resumed at San Dimas, including the mid-May delivery of the 3,000 tpd HIG mill and several components. As a result of the temporary suspension during the quarter, assembly and installation of the new HIG mill is now expected to be completed in the second quarter of 2021, followed by commissioning in the third quarter of 2021.

In the second quarter, cash cost per ounce was $3.77 per ounce, respectively, compared to $3.08 per ounce in the prior quarter. The increase in cash cost was primarily attributed to lower gold by-product credits as a result of approximately 2,000 ounces of gold that were shipped but not yet sold, which would have contributed an additional $1.3 million or $1.22 per ounce in by-product credits. Production costs during the operational period were lower compared to the previous quarter due to the weaker Mexican Peso against the U.S. Dollar, of which the quarterly average rate decreased 18% compared to the previous quarter. AISC for the quarter was $13.04 per ounce compared to $9.02 per ounce in the prior quarter due to fixed costs and lower production.

The San Dimas Mine has a gold and silver streaming agreement with Wheaton Precious Metals Corp. ("Wheaton") which entitles Wheaton to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to

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1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment commencing in May 2019) and the prevailing market price, for each gold ounce delivered. Should the average gold to silver ratio over a six month period exceed 90:1 or fall below 50:1, the fixed exchange ratio would be increased to 90:1 or decreased to 50:1, respectively. Effective April 1, 2020, the fixed gold to silver exchange ratio has been revised to 90:1. In the event the average gold to silver price ratio is back below 90:1 for a period of six months or more, the 70:1 exchange ratio shall be reinstated.

A total of 3,488 metres of underground development was completed in the second quarter, a decrease of 51% compared to the prior quarter. Rehabilitation efforts on 4.5 km of the rail-car track inside the Tayoltita mine was completed during the quarter and another 1.5 km of track and supporting infrastructure will be rehabilitated in the second half of the year. Initial production from the Tayoltita mine began in June and is expected to ramp-up to 300 tpd by the end of 2020. The Tayoltita mine was the original mining area at San Dimas and known to contain higher silver grades.

During the second quarter, one surface drill and 10 underground drills were restarted and completed 9,031 metres compared to 22,087 metres in the prior quarter. Drilling in the third quarter will focus in the Central, Sinaloa and Tayoltita blocks.

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Santa Elena Silver/Gold Mine, Sonora, México

The Santa Elena Silver/Gold Mine is located approximately 150 kilometres northeast of the city of Hermosillo, Sonora, Mexico and owns mining concessions totaling over 102,244 hectares. The operating plan for Santa Elena involves the processing of ore in a 3,000 tpd cyanidation circuit from a combination of underground reserves and spent ore from the previous heap leach pad. The Company owns 100% of the Santa Elena mine.

SANTA ELENA	2020-Q2	2020-Q1	2020-YTD	2019-YTD	Change Q2 vs Q1	Change '20 vs '19

Total ore processed/tonnes milled	89,590	177,834	267,423	449,702	(50%)	(41%)
Underground tonnes
Tonnes milled	58,223	125,529	183,752	279,815	(54%)	(34%)
Average silver grade (g/t)	109	130	123	122	(16%)	1%
Average gold grade (g/t)	1.70	2.48	2.23	1.88	(31%)	19%
Heap leach tonnes
Tonnes milled	31,366	52,305	83,672	169,888	(40%)	(51%)
Average silver grade (g/t)	32	36	34	43	(11%)	(21%)
Average gold grade (g/t)	0.62	0.73	0.69	0.71	(15%)	(3%)
Silver recovery (%)	92%	94%	93%	89%	(2%)	4%
Gold recovery (%)	95%	96%	96%	94%	(1%)	2%

Production
Silver ounces produced	222,100	550,133	772,233	1,184,067	(60%)	(35%)
Gold ounces produced	3,677	10,842	14,520	19,574	(66%)	(26%)
Total production - ounces silver equivalent	595,651	1,593,400	2,189,052	2,864,710	(63%)	(24%)

Cost
Cash cost per ounce	$15.10	$2.12	$5.85	$3.56	NM	64%
All-In sustaining costs per ounce	$24.71	$6.03	$11.40	$7.05	NM	62%
Total production cost per tonne	$74.50	$81.04	$78.85	$57.73	(8%)	37%

Underground development (m)	606	1,940	2,545	4,347	(69%)	(41%)
Diamond drilling (m)	802	9,474	10,276	27,756	(92%)	(63%)
NM - Not meaningful

During the second quarter, Santa Elena produced 222,100 ounces of silver and 3,677 ounces of gold for a total production of 595,651 silver equivalent ounces, or 63% below the previous quarter, primarily due to temporary COVID-19 Suspensions which resulted in a 50% decrease in tonnes milled and lower silver and gold head grades during ramp-up. The operation is expected to return to normal pre-pandemic production rates in the third quarter.

The mine processed a total of 89,590 tonnes during the quarter, consisting of 58,223 tonnes (or approximately 65% of production) from underground ore and 31,366 tonnes (or approximately 35% of production) from the above ground heap leach pad.

Silver and gold grades from underground ore averaged 109 g/t and 1.70 g/t, respectively, and above ground heap leach pad averaged 32 g/t and 0.62 g/t. Silver and gold recoveries averaged 92% and 95%, respectively, during the quarter.

Cash cost in the second quarter was $15.10 per ounce compared to $2.12 per ounce in the previous quarter, primarily attributed to lower gold by-product credits as a result of approximately 1,900 ounces of gold that were shipped but not yet sold, which would have contributed an additional $2.7 million or $12.34 per ounce in by-product credits.

AISC in the second quarter was $24.71 per ounce compared to $6.03 per ounce in the previous quarter. The increase in AISC was primarily attributed to construction of temporary work camps as part of COVID-19 sanitary protocol and isolation efforts.

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To help minimize health risks and accommodate Santa Elena workers that travel from outside communities, the Company established a temporary camp at Santa Elena. In addition, a second temporary camp was constructed near Ermitaño to assist with housing of the development contractors and construction workers. A third phase of camp construction will occur in the third quarter thus allowing more than 300 workers to be maintained at site.

The LNG power generation facility resumed civil construction activities in June. Delivery of the LNG generators and storage tanks are expected to be onsite in the third quarter of 2020. As a result of the temporary suspension, the LNG plant is now estimated to be completed and commissioned in the first quarter of 2021.

In the second quarter, a total of 606 metres of underground development was completed at Santa Elena compared to 1,940 metres in the previous quarter. During the quarter, development and construction activities resumed at the Ermitaño project in June and successfully intersected the Ermitaño vein. At the end of the quarter, a total of 468 metres of underground development have been completed and approximately 480 metres of main ramp and 80 metres of lateral development remain to be developed in order to access the high-grade portion of the Ermitaño ore body.

In response to the COVID-19 pandemic, all drilling was halted at the end of March and the exploration team and drill contractors were demobilized. Part of the team has returned in early June and gradual mobilization of the remainder of the team is planned in the third quarter. During the second quarter, one surface drill and one underground drill were restarted and completed 802 metres of drilling compared to 9,474 metres in the previous quarter. Four surface drills and two underground drills are expected to be operating at Santa Elena, Ermitano, and on regional projects north of the Santa Elena mine in the third quarter.

Due to the COVID-19 temporary suspension of activities in the quarter, the Ermitaño pre-feasibility study is now expected to be completed in the first half of 2021. Initial limited production from Ermitaño is expected to begin in mid-2021 from development of test stope blocks in support of the pre-feasibility analysis. Provided the geotechnical conditions and mineralization continuity are confirmed, the first production stope is expected to be ready in the fourth quarter of 2021.

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La Encantada Silver Mine, Coahuila, México

The La Encantada Silver Mine is an underground mine located in the northern México State of Coahuila, 708 kilometres northeast of Torreon. La Encantada has 4,076 hectares of mineral concessions and surface land ownership of 1,343 hectares. La Encantada also has a 4,000 tpd cyanidation plant, a camp with 180 houses as well as administrative offices, laboratory, general store, hospital, airstrip and all infrastructure required for such an operation. The mine is accessible via a two-hour flight from the Durango International Airport to the mine’s private airstrip, or via a mostly-paved road from the closest city, Muzquiz, Coahuila State, which is 225 kilometres away. The Company owns 100% of the La Encantada Silver Mine.

LA ENCANTADA	2020-Q2	2020-Q1	2020-YTD	2019-YTD	Change Q2 vs Q1	Change '20 vs '19

Ore processed/tonnes milled	129,579	221,200	350,780	477,032	(41%)	(26%)
Average silver grade (g/t)	158	165	163	119	(5%)	37%
Silver recovery (%)	78%	79%	78%	66%	(1%)	18%

Production
Silver ounces produced	509,544	924,472	1,434,016	1,210,153	(45%)	18%
Gold ounces produced	45	52	97	76	(13%)	28%
Total production - ounces silver equivalent	514,092	929,487	1,443,579	1,216,656	(45%)	19%

Cost
Cash cost per ounce	$9.38	$10.77	$10.28	$14.21	(13%)	(28%)
All-In sustaining costs per ounce	$11.60	$13.31	$12.71	$15.80	(13%)	(20%)
Total production cost per tonne	$36.80	$43.82	$41.23	$35.13	(16%)	17%

Underground development (m)	572	1,024	1,596	2,725	(44%)	(41%)
Diamond drilling (m)	417	4,565	4,982	7,650	(91%)	(35%)

During the quarter, La Encantada processed 129,579 tonnes of ore and produced 509,544 silver ounces, representing a 45% decrease from the previous quarter. The decrease was primarily attributed to temporary COVID-19 Suspensions in the months of April and May. The operation has since returned to pre-pandemic production rates by quarter end.

Silver grades during the quarter averaged 158 g/t during the quarter, representing a 5% decrease compared with the prior quarter. Silver recoveries averaged 78%, consistent with the prior quarter. Silver recoveries continue to exceed historical rates primarily due to optimal blending of stockpiles and maintaining an efficient pumping level on the precipitate tanks.

Cash cost and AISC for the quarter were $9.38 and $11.60 per ounce, respectively, compared to $10.77 and $13.31 per ounce in the previous quarter. The decreases were primarily attributed to the weaker Mexican Peso against the U.S. Dollar, of which the quarterly average rate decreased 18% compared to the previous quarter, as well as lower sustaining development and exploration costs during ramp up in June.

A total of 572 metres of underground development was completed in the second quarter compared to 1,024 metres in the prior quarter. During the quarter, ramp development continued to access the Milagros breccia to prepare the mine for initial sub-level caving production in 2021.

In response to the COVID-19 pandemic, all drilling was halted at the end of March and the exploration team and drill contractors were demobilized from site until mid-June. During the second quarter, one surface drill was restarted and completed 417 metres of drilling compared to 4,565 metres with two drills in the previous quarter. One underground and one surface drill are expected to be working at La Encantada during the third quarter.

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La Parrilla Silver Mine, Durango, México

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango in Durango State, México, is a complex of producing underground operations consisting of the Rosarios, La Blanca and San Marcos mines which are inter-connected through underground workings, and the Vacas and Quebradillas mines which are connected via above-ground gravel roads. The total mining concessions consist of 69,478 hectares. The Company owns 60 hectares, and leases an additional 107 hectares of surface rights, for a total of 167 hectares of surface rights. La Parrilla includes a 2,000 tpd sequential processing plant consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, an ISO certified central laboratory, buildings, offices and associated infrastructure. The Company owns 100% of the La Parrilla Silver Mine.

Operations at the La Parrilla mine have been temporarily suspended since September 2, 2019. The Company is currently using the La Parrilla mill and its ISO Certified Laboratory on site as a research and development facility while continuing the exploration program.

In response to the COVID-19 pandemic, all drilling was halted at the end of March and the exploration team and drill contractors were demobilized from site. Brownfield and greenfield drilling with two surface rigs is expected to begin in the third quarter on targets within the La Parrilla concessions.

Del Toro Silver Mine, Zacatecas, México

The Del Toro Silver Mine is located 60 kilometres to the southeast of the Company’s La Parrilla mine and consists of 2,130 hectares of mining concessions and 219 hectares of surface rights. The Del Toro operation represents the consolidation of three historical silver mines, the Perseverancia, San Juan and Dolores mines, which are approximately one and three kilometres apart, respectively. Del Toro includes a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit. First Majestic owns 100% of the Del Toro Silver Mine.

Effective January 2020, the Company has temporarily suspended Del Toro's mining and milling operations in order to improve overall operating cash flows and profit margins while focusing on the exploration program in the area. The exploration program will include drilling to test near mine, brownfield and greenfield targets in an effort to develop new resources necessary to support a potential reopening in the future, subject to a sufficient improvement in mineral economics to justify a restart.

In response to the COVID-19 pandemic, all drilling was halted at the end of March and the exploration team and drill contractors were demobilized from site. Although no drilling is planned at Del Toro for the remainder of the year, two drill permits were submitted and approved in anticipation of being able restart drilling in the next 12 months.

San Martin Silver Mine, Jalisco, México

The San Martin Silver Mine is an underground mine located near the town of San Martin de Bolaños in the Bolaños river valley, in the northern portion of the State of Jalisco, México. San Martin has 33 contiguous mining concessions in the San Martin de Bolaños mining district covering mineral rights for 37,518 hectares, including the application to acquire a new mining concession covering 24,723 hectares. In addition, the mine owns 160 hectares of surface land where the processing plant, camp, office facilities, maintenance shops, and tailings dams are located, and an additional 640 hectares of surface rights. The 1,300 tpd mill and processing plant consists of crushing, grinding and conventional cyanidation by agitation in tanks and a Merrill-Crowe doré production system. The mine can be accessed via small plane, 150 kilometres from Durango, or 250 kilometres by paved road north of Guadalajara, Jalisco. The San Martin Silver Mine is 100% owned by the Company.

In July 2019, the Company temporarily suspended all mining and processing activities at the San Martin operation due to a growing insecurity in the area and safety concerns for our workforce. The Company continues to work with government authorities to secure the area and is evaluating alternative operating plans. The re-opening date is contingent on security conditions in the region and cannot be determined at this time.

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La Guitarra Silver Mine, México State, México

The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of México, México, approximately 130 kilometres southwest from México City. The La Guitarra mine covers 39,714 hectares of mining claims and has a 500 tpd flotation processing plant, buildings and related infrastructure. The Company owns 100% of the La Guitarra Silver Mine.

The La Guitarra milling and mining operations were placed under care and maintenance effective August 3, 2018 and the Company is currently reviewing strategic options including the potential sale of the operation. The Company will continue with remediation programs to prepare the operation for a potential reopening in the future, subject to sufficient improvement in the economic situation to justify a restart of the operation. Ongoing care and maintenance activities include pumping and de-watering of the underground mine, preparation for closure of the tailings dam and water treatment.

OVERVIEW OF FINANCIAL PERFORMANCE

For the quarters ended June 30, 2020 and 2019 (in thousands of dollars, except for per share amounts):

	Second Quarter	Second Quarter
	2020	2019	Variance %

Revenues	$34,855	$83,669	(58)%	(1)
Mine operating costs
Cost of sales	26,187	62,772	(58)%	(2)
Cost of sales - standby costs	9,166	—	100%	(3)
Depletion, depreciation and amortization	7,264	16,691	(56)%	(4)
	42,617	79,463	(46)%

Mine operating (loss) earnings	(7,762)	4,206	NM

General and administrative expenses	5,846	5,966	(2)%
Share-based payments	1,947	2,017	(3)%
Mine holding costs	5,603	394	NM	(5)
Foreign exchange loss (gain)	6,229	(748)	NM
Operating earnings	(27,387)	(3,423)	NM
Unrealized gain on foreign currency derivatives	10,251	—	100%	(6)
Investment and other (loss) income	5,259	(87)	NM	(7)
Finance costs	(3,550)	(3,742)	(5)%
Loss before income taxes	(15,427)	(7,252)	(113)%
Current income tax expense	795	500	59%
Deferred income tax (recovery) expense	(6,254)	4,215	NM
Income tax (recovery) expense	(5,459)	4,715	NM	(8)
Net loss for the period	($9,968)	($11,967)	17%	(9)

Loss per share (basic and diluted)	($0.05)	($0.06)	20%	(9)

NM - Not meaningful

1.Revenues in the quarter decreased 58% compared to the same quarter of the previous year primarily attributed to:
•a 66% decrease in payable equivalent silver ounces sold at market prices compared to the same quarter of the prior year, resulting in a $59.7 million decrease in revenues, primarily due to:
◦a 43% decrease in production amidst the temporary COVID-19 Suspension and the temporary 13-day union work stoppage at San Dimas; and

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◦the Company held approximately 970,000 ounces of silver and 6,000 ounces of gold (equivalent to approximately 45% of the Company's production in the second quarter) in its finished goods inventory in anticipation of higher metal prices, which were sold and recognized as revenues in the third quarter for approximately $25.0 million;
        Partially offset by:
•a 17% increase in average realized price per ounce of silver sold of $17.33 compared to $14.80 in the second quarter of 2019, resulting in a $6.1 million increase in revenues; and
•a $1.1 million decrease in smelting and refining charges due to less ounces sold.

2.Cost of sales in the quarter decreased 58% or $36.6 million compared to the same quarter of the previous year as a result of the following factors:
•a $31.2 million or 54% decrease in production costs compared to the same quarter of the prior year, due to reduction in operational days pursuant to the temporary COVID-19 Suspension and 13-day union work stoppage at San Dimas, as well as the weaker Mexican Peso;
•an $8.2 million increase in inventory changes due to the Company holding approximately 970,000 ounces of silver and 6,000 ounces of gold in its finished goods inventory at quarter end in anticipation of realizing higher metal prices in the second half of 2020;
Partially offset by:
•a $3.2 million increase in workers participation benefits due to a negotiated bonus agreement with the San Dimas union at the end of June 2020.

3.Standby costs in the quarter were in relation to direct costs incurred at the San Dimas ($3.5 million), Santa Elena ($2.0 million) and La Encantada ($1.7 million) mines during the temporary COVID-19 Suspensions, as well as $2.0 million incurred during the 13-day union work stoppage at San Dimas in June 2020.

4.Depletion, depreciation and amortization in the quarter decreased $9.4 million or 56% compared to the same quarter of the previous year primarily due to lower milled tonnes caused by the temporary suspension of activities in response to the COVID-19 global pandemic as well as a temporary 13-day union work stoppage at San Dimas in mid-June.

5.Mine holding costs increased by $5.2 million compared to the same quarter of 2019, primarily due to planned suspension of operating activities at the Del Toro, La Parrilla and San Martin mines during the second half of 2019. Mine holding costs in the quarter also includes $2.3 million in restructuring costs at Del Toro and La Parrilla to reduce head counts and labour costs in the second half of 2020.

6.Unrealized gain on foreign currency derivatives of $10.3 million in the second quarter relates to mark-to-market adjustments on the Company's foreign currency derivatives. The Company utilizes foreign currency options and swaps to hedge cash flows relating to mining operations, exploration and evaluation activities and corporate expenses in Mexican pesos within the next 12 months. As at June 30, 2020, these derivatives require the Company to purchase Mexican pesos with notional value of $51.1 million at USD:MXN rates ranging from 19.5 to 21.0 and with expiry dates between July to December 2020.

7.Investment and other income for the quarter increased $5.3 million compared to the same quarter of 2019 primarily due to:
• an unrealized gain on investment in marketable securities of $3.3 million in the current quarter compared to a loss of $1.4 million in the same quarter of the prior year; and
•a realized gain on silver futures $2.1 million in the current quarter compared to a marginal loss in the second quarter of 2019.

8.During the quarter, the Company recorded an income tax recovery of $5.5 million compared to an income tax expense of $4.7 million in the second quarter of 2019. The increase in income tax recovery was attributed primarily to operating losses in the second quarter and the foreign exchange impact on the Company's Mexican Peso denominated future income tax liability balances.

9.As a result of the foregoing, net loss for the quarter was $10.0 million (EPS of ($0.05)) compared to net loss of $12.0 million (EPS of ($0.06)) in the same quarter of the prior year.

First Majestic Silver Corp. 2020 Second Quarter Report	Page 20

For the year to date ended June 30, 2020 and 2019 (in thousands of dollars, except for per share amounts):

	Year to Date	Year to Date	Variance %
	2020	2019	20 vs '19

Revenues	$120,920	$170,479	(29)%	(1)
Mine operating costs
Cost of sales	76,022	122,119	(38)%	(2)
Cost of sales - standby costs	10,112	—	100%	(3)
Depletion, depreciation and amortization	21,433	33,901	(37)%	(4)
	107,567	156,020	(31)%

Mine operating earnings	13,353	14,459	(8)%

General and administrative	12,130	12,466	(3)%
Share-based payments	4,325	4,092	6%
Mine holding costs	10,382	1,202	NM	(5)
Loss on sale of exploration project	10,106	—	100%	(6)
Foreign exchange loss (gain)	3,403	(3,117)	NM
Operating loss	(26,993)	(184)	NM
Unrealized loss on foreign exchange derivatives	(12,403)	—	100%	(7)
Investment and other income	4,719	1,931	144%	(8)
Finance costs	(7,406)	(7,447)	(1)%
Loss before income taxes	(42,083)	(5,700)	NM
Current income tax expense	2,009	3,964	NM
Deferred income tax recovery	(1,688)	(577)	NM
Income tax expense	321	3,387	(91)%	(9)
Net loss for the period	($42,404)	($9,087)	NM	(10)

Loss per share (basic and diluted)	($0.20)	($0.05)	NM	(10)

NM - Not meaningful
1.Revenues in the six months ended June 30, 2020 decreased by $49.6 million or 29% compared to the previous year due to the following significant factors:
•Silver equivalent ounces sold decreased by 35% compared to the previous year resulting in a decrease in revenues of $69.9 million primarily due to:
◦a 24% decrease in production attributed to the temporary COVID-19 Suspension and the 13-day union work stoppage at San Dimas; and
◦the Company held approximately 970,000 ounces of silver and 6,000 ounces of gold in its finished goods inventory at quarter end in anticipation of higher metal prices, which were sold and recognized as revenues in the third quarter for approximately $25.0 million;
Partially offset by:
•a 14% increase in average realized price per ounce of silver sold of $17.35 compared to $15.26 in the prior year, resulting in a $16.6 million increase in revenues; and
•a $1.7 million decrease in smelting and refining charges due to less ounces sold and lower treatment charges for doré production.

2.Cost of sales in the year decreased $46.1 million or 38% compared to 2019 as a result of the following factors:

First Majestic Silver Corp. 2020 Second Quarter Report	Page 21

•a $35.9 million or 32% decrease in production costs compared to the same period of the prior year, due to reduction in operational days pursuant to the temporary COVID-19 Suspension and 13-day union work stoppage at San Dimas, as well as the weaker Mexican Peso;
•a $13.1 million increase in inventory changes due to the Company holding approximately 970,000 ounces of silver and 6,000 ounces of gold in its finished goods inventory at quarter end in anticipation of realizing higher metal prices in the second half of 2020;
Partially offset by:
•a $3.7 million increase in workers participation benefits due to a negotiated bonus agreement with the San Dimas union at the end of June 2020.

3.Standby costs in the year were primarily related to direct costs incurred at the San Dimas ($3.5 million), Santa Elena ($2.0 million) and La Encantada ($1.7 million) mines during the temporary COVID-19 Suspensions, as well as $2.0 million incurred during the 13-day union work stoppage at San Dimas in June 2020.

4.Depletion, depreciation and amortization in the year decreased $12.5 million or 37% compared to the previous year primarily due to 40% less milled tonnes caused by the temporary suspension of activities in response to the global pandemic and a temporary 13-day union work stoppage at San Dimas.

5.Mine holding costs for the year increased to $10.4 million primarily due to planned suspension of operating activities at the Del Toro, La Parrilla and San Martin mines during the second half of 2019. Mine holding costs in the year also includes $2.3 million in restructuring costs at Del Toro and La Parrilla to reduce head counts and labour costs in the second half of 2020.

6.Loss on sale of exploration project of $10.1 million during the year relates to the sale of the Plomosas project to GR Silver Mining Ltd. in March 2020.

7.Unrealized loss on foreign currency derivatives of $12.4 million during the year relates to mark-to-market adjustments on the Company's foreign currency derivatives. The Company utilizes foreign currency options and swaps to hedge cash flows relating to mining operations, exploration and evaluation activities and corporate expenses in Mexican Pesos within the next 12 months. As at June 30, 2020, these derivatives require the Company to purchase Mexican pesos with notional value of $51.1 million at USD:MXN rates ranging from 19.5 to 21.0 and with expiry dates between July to December 2020. Due to the recent volatility in the USD:MXN exchange rate, the Mexican pesos depreciated 22% against the U.S. dollar during the year, resulting in an unrealized loss on these foreign currency derivatives.

8.Investment and other income for the year increased $2.8 million compared to the prior year primarily due to:
•a gain on investment in marketable securities of $1.9 million in the current year compared to a loss of $0.2 million in the prior year;
•a gain from investment in silver future derivatives of $2.1 million in the current year compared to a loss of$0.5 million in the prior year; and
•interest and other income decreased by $1.9 million due to a decrease in interest income attributed to lower interest rates as well as lower cash balances during the year.

9.During the six months ended June 30, 2020, the Company recorded a net income tax expense of $0.3 million, compared to an income tax expense of $3.4 million in 2018. The decrease in income tax expense was primarily driven by an increase in net loss before tax, offset by the foreign exchange impact on the Company's Mexican Peso denominated future income tax liability balances.

10.As a result of the foregoing, net loss for the six months ended June 30, 2020 was $42.4 million (EPS of ($0.20)), compared to a loss of $9.1 million (EPS of ($0.05)) in the prior year.

First Majestic Silver Corp. 2020 Second Quarter Report	Page 22

SUMMARY OF QUARTERLY RESULTS

The following table presents selected financial information for each of the most recent eight quarters:

	2020		2019				2018
Selected Financial Information	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	$34,855	$86,065	$96,476	$96,989	$83,669	$86,810	$74,128	$88,521
Cost of sales	$26,187	$49,835	$55,033	$54,994	$62,772	$59,347	$56,230	$63,966
Cost of sales - standby costs	$9,166	$946	$—	$—	$—	$—	$—	$—
Depletion, depreciation and amortization	$7,264	$14,169	$17,502	$14,181	$16,691	$17,210	$26,925	$24,701
Mine operating earnings (loss)	($7,762)	$21,115	$23,941	$27,814	$4,206	$10,253	($9,027)	($146)
Net (loss) earnings after tax	($9,968)	($32,436)	($39,946)	$8,559	($11,967)	$2,880	($164,443)	$5,904
(Loss) Earnings per share - basic	($0.05)	($0.15)	($0.19)	$0.04	($0.06)	$0.01	($0.85)	$0.03
(Loss) Earnings per share - diluted	($0.05)	($0.15)	($0.19)	$0.04	($0.06)	$0.01	($0.85)	$0.03

During the second quarter of 2020, mine operating losses were $7.8 million compared to mine operating earnings of $21.1 million in the previous quarter. The decrease in mine operating earnings was primarily due to a $51.2 million decrease in revenue and $8.2 million increase in standby costs, partially offset by a $23.6 million decrease in cost of sales, and a $6.9 million decrease in depletion, depreciation and amortization as a result of suspended operations due to the COVID 19 pandemic and higher finished goods inventories. Net loss for the quarter was $10.0 million compared to a net loss of $32.4 million in the previous quarter, which was impacted by a $22.7 million unrealized loss on foreign currency derivatives in the prior quarter related to mark-to-market adjustments on the Company's foreign currency derivatives.

LIQUIDITY, CAPITAL RESOURCES AND CONTRACTUAL OBLIGATIONS

Liquidity

As at June 30, 2020, the Company had cash and cash equivalents of $95.2 million, comprised primarily of cash held with reputable financial institutions and is invested in cash accounts and in highly liquid short-term investments with maturities of three months or less. With the exception of $4.4 million held in-trust for tax audits in Mexico, the Company's cash and cash equivalents are not exposed to liquidity risk and there are no restrictions on the ability of the Company to use these funds to meet its obligations.

Working capital as at June 30, 2020 was $114.2 million compared to $171.1 million at December 31, 2019. Total available liquidity at June 30, 2020 was $179.3 million (see page 37), including $65.0 million of undrawn revolving credit facility.

The following table summarizes the Company's cash flow activity during the period:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Cash flow
Cash (used in) generated by operating activities	($30,548)	$15,558	($18,500)	$48,273
Cash used in investing activities	(18,947)	(28,158)	(52,253)	(57,165)
Cash (used in) generated by financing activities	(917)	15,263	(713)	45,568
(Decrease) increase in cash and cash equivalents	($50,412)	$2,663	($71,466)	$36,676
Effect of exchange rate on cash and cash equivalents held in foreign currencies	455	419	(2,313)	850
Cash and cash equivalents, beginning of the period	145,187	91,457	169,009	57,013
Cash and cash equivalents, end of period	$95,230	$94,539	$95,230	$94,539

First Majestic Silver Corp. 2020 Second Quarter Report	Page 23

The Company’s cash flows from operating, investing and financing activities during the six months ended June 30, 2020 are summarized as follows:
•Cash used in operating activities of $18.5 million, primarily due to:
•$21.4 million in net change in non-cash working capital items during the period, including $11.1 million increase in finished goods inventories and $8.0 million decrease in trade and other payables;
•$4.0 million in income taxes paid during the period;
net of:
•$6.9 million in operating cash flows from operating activities before movements in working capital and taxes; net of:
•Cash used in investing activities of $52.3 million, primarily related to:
•$29.2 million spent on mine development and exploration activities;
•$19.1 million spent on purchase of property, plant and equipment;
•$5.6 million spent on deposits on non-current assets; and
net of:
•$2.1 million received in settlement of derivatives.
•Cash used in financing activities of $0.7 million, primarily consists of the following:
•$10.0 million repayment of debt facility;
•$3.4 million on repayment of lease obligations;
•$2.2 million payment of financing costs;
•$1.7 million on repurchase of shares; and
net of:
•$13.8 million of net proceeds from the issuance of shares through the ATM; and
•$2.8 million of net proceeds from the exercise of stock options.

Capital Resources

The Company’s objective when managing capital is to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The Company is not subject to any externally imposed capital requirements with the exception of complying with banking covenants defined in its debt facilities. As at June 30, 2020 and December 31, 2019, the Company was fully in compliance with these covenants.

Contractual Obligations and Commitments

As at June 30, 2020, the Company’s contractual obligations and commitments are summarized as follows:

	Contractual Cash Flows	Less than 1 year	2 to 3 years	4 to 5 years	After 5 years
Trade and other payables	$50,637	$50,637	$—	$—	$—
Debt facilities	175,890	13,521	162,369	—	—
Lease liabilities	24,737	6,096	8,352	7,446	2,843
Other liabilities	4,468	—	—	—	4,468
Purchase obligations and commitments	55,304	55,304	—	—	—
	$311,036	$125,558	$170,721	$7,446	$7,311

At June 30, 2020, the Company had working capital of $114.2 million (2019 – $171.1 million) and total available liquidity of $179.3 million (2019 – $226.2 million), including $65.0 million of undrawn revolving credit facility.

First Majestic Silver Corp. 2020 Second Quarter Report	Page 24

The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

MANAGEMENT OF RISKS AND UNCERTAINTIES

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business, value added taxes receivable and other receivables.The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international customers. All of the Company's customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Companyin the ordinary course of business is not significant.The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company manages liquidity risk by monitoring actual and projected cash flows and matching the maturity profile of financial assets and liabilities. Cash flow forecasting is performed regularly to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account cash flows from operations and our holdings of cash and cash equivalents.

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives, such as forwards and options, to hedge its cash flows.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rates of the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

	June 30, 2020
	Cash and cash equivalents	Trade and other receivables	Value added taxes receivable	Other financial assets	Trade and other payables	Foreign exchange derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$7,643	$143	$—	$4,781	($1,788)	$—	$10,779	$1,078
Mexican peso	8,985	—	29,782	—	(33,321)	51,050	56,496	5,650
	$16,628	$143	$29,782	$4,781	($35,109)	$51,050	$67,275	$6,728

The Company utilizes certain derivatives to manage its foreign exchange exposures to the Mexican peso. In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The current and expected impacts on global economies are anticipated to be far-reaching and have resulted in significant volatility in foreign exchange markets. As a result, the Company recognized an unrealized loss of $12.4 million (2019 - nil) on fair value adjustments to its foreign currency derivatives during the six months ended June 30, 2020.

First Majestic Silver Corp. 2020 Second Quarter Report	Page 25

Commodity Price Risk

The Company is exposed to commodity price risk on silver and gold, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk to silver

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

			June 30, 2020
	Effect of +/- 10% change in metal prices
	Silver	Gold	Total
Metals in doré and concentrates inventory	$1,724	$1,011	$2,735
	$1,724	$1,011	$2,735

Political and Country Risk

First Majestic currently conducts foreign operations primarily in México, and as such the Company’s operations are exposed to various levels of political and economic risks by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in foreign currency exchange rates, import and export tariffs and regulations, lawlessness, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in foreign countries may substantively affect the Company’s exploration, development and production activities.

Uncertainty in the Calculation of Mineral Reserves, Resources and Silver Recovery

There is a degree of uncertainty attributable to the calculation of Mineral Reserves and Mineral Resources (as defined in NI 43-101). Until Mineral Reserves or Mineral Resources are actually mined, extracted and processed, the quantity of minerals and their grades must be considered estimates only. In addition, the quantity of Mineral Reserves and Mineral Resources may vary depending on, among other things, applicable metal prices. Any material change in the quantity of Mineral Reserves, Mineral Resources, grade or mining widths may affect the economic viability of some or all of the Company’s mineral properties and may have a material adverse effect on the Company's operational results and financial condition. Mineral Reserves on the Company’s properties have been calculated on the basis of economic factors at the time of calculation; variations in such factors may have an impact on the amount of the Company’s Mineral Reserves. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.

Risks associated with Public Health Crises, including COVID-19

The Company's business, operations and financial condition could be materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as the outbreak of COVID-19 that was designated as a pandemic by the World Health Organization on March 11, 2020. The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility and a general reduction in consumer activity. Such public health crises can result in operating, supply chain and project development delays and disruptions, global stock market and financial market volatility, declining trade and market sentiment, reduced movement of people and labour shortages, and travel and shipping disruption and shutdowns, including as a result of government regulation and prevention measures, or a fear of any of the foregoing, all of which could affect commodity prices, interest rates, credit risk and inflation. In addition, the current COVID-19 pandemic, and any future emergence and spread of similar pathogens could have an adverse impact on global economic conditions which may adversely impact the Company's operations, and the operations of suppliers, contractors and service providers, including smelter and refining service providers, and the demand for the Company's production.

First Majestic Silver Corp. 2020 Second Quarter Report	Page 26

The Company may experience business interruptions, including suspended (whether government mandated or otherwise) or reduced operations relating to COVID-19 and other such events outside of the Company's control, which could have a material adverse impact on its business, operations and operating results, financial condition and liquidity.
As at the date of this MD&A, the duration of the business disruptions internationally and related financial impact of COVID-19 cannot be reasonably estimated. It is unknown whether and how the Company may be affected if the pandemic persists for an extended period of time. In particular, the region in which we operate may not have sufficient public infrastructure to adequately respond or efficiently and quickly recover from such event, which could have a materially adverse effect on the Company's operations. The Company's exposure to such public health crises also includes risks to employee health and safety. Some of the Company's operations are located in relatively remote and isolated areas and represent a concentration of personnel working and residing in close proximity to one another. Should an employee, contractor, community member or visitor become infected with a serious illness that has the potential to spread rapidly, this could place the Company's workforce at risk.

Environmental and Health and Safety Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, and mine reclamation rules and permits. The Company has complied with environmental taxes applied to the use of certain fossil fuels according to the Kyoto Protocol. Although the Company makes provisions for reclamation costs, it cannot be assured that these provisions will be adequate to discharge its future obligations for these costs. Failure to comply with applicable environmental and health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. While the health and safety of our people and responsible environmental stewardship are our top priorities, there can be no assurance that First Majestic has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially and adversely affect the Company’s business, results of operations or financial condition.

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant’s assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and title may be affected by undetected defects. However, management is not aware of any such agreements, transfers or defects.

Primero Tax Rulings
When Primero acquired the San Dimas Mine in August 2010, it had a Silver Purchase Agreement (“Old Stream Agreement”) that required PEM to sell 100% of the silver produced from the San Dimas mine to WPMI, up to 6 million ounces and 50% of silver produced thereafter, at the lower of: (i) the spot market price and (ii) $4.04 per ounce plus an annual increase of 1%.

In order to reflect commercial realities and the effects of the Old Stream Agreement, for Mexican income tax purposes, PEM recognized the revenue on these silver sales based on its actual realized revenue (“PEM Realized Price”) instead of at spot market prices.

First Majestic Silver Corp. 2020 Second Quarter Report	Page 27

To obtain assurance that the Servicio de Administración Tributaria ("SAT") would accept the PEM Realized Price as the price to use to calculate Mexican income taxes, Primero applied for and received an Advance Pricing Agreement (“APA”) from the SAT. The APA confirmed that the PEM Realized Price would be used as Primero’s basis for calculating taxes owed by Primero on the silver sold under the Old Stream Agreement. Primero believed that the intent of an APA was to have SAT provide tax certainty and as a result made significant investments in Mexico based on that certainty. On October 4, 2012, Primero received the APA Ruling from SAT which confirmed the appropriate price for sales of silver under the Old Stream Agreement was the PEM Realized Price. Under Mexican tax law, an APA ruling is generally applicable for a five year period and this ruling was made effective for 2010 to 2014.

In February 2016, PEM received a legal claim from the SAT seeking to nullify the APA. The legal claim initiated does not identify any different basis for paying taxes. The Company is continuing PEM's effort to vigorously defend the validity of its APA. If the SAT were successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Old Stream Agreement for 2010 through 2014. If the SAT were successful in retroactively nullifying the APA and issuing reassessments, it would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. Should the Company ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2010-2018 would be approximately $157.6 million (3,620 million MXN), before interest or penalties.

In 2019, as part of the ongoing annual audits of the PEM tax returns, the SAT issued reassessments for the 2010 to 2012 tax years in the total amount of $214.1 million (4,919 million MXN) inclusive of interest, inflation, and penalties in violation of the terms of the APA (the "Reassessments"). The key items relate to the view that PEM should pay taxes based on the market price of silver and denial of the deductibility of interest expense and service fees in Mexico all of which the Company disagrees with. The Company continues to defend the APA in the Mexican legal proceedings, and initiated proceedings between the competent tax authorities of Mexico, Canada, Luxembourg and Barbados, all of which were subsequently dismissed on a unilateral basis by Mexico’s competent tax authority ("Dismissals") in May 2020. The Company believes that the Dismissals have no basis and breach international obligations regarding double taxation treaties, and that the APA remains valid and legally binding. The Company will continue vigorously disputing the Reassessments, exhausting its domestic and international remedies.

While the Company continues to vigorously defend the validity of the APA and its transfer pricing position, it is also engaging in various proceedings with the SAT seeking to resolve matters and bring tax certainty through a negotiated solution. Despite these extensive efforts and ongoing legal challenges to the Reassessments and the Dismissals, in April 2020, SAT issued notifications to PEM to attempt to secure amounts it claims are owed pursuant to its reassessments issued. These notifications impose certain restrictions on PEM including its ability to dispose its concessions and real properties.

The Company has challenged SAT’s Reassessments and Dismissals through all domestic means available to it, including a constitutional challenge (called an “amparo”) before a District Court, which has yet to be resolved, and a complaint before Mexico’s Federal Taxpayer Defense Attorney's Office (known as “PRODECON”), which determined that PEM has all legal remedies at its disposal and it has already challenged every SAT ruling, thus the matter must be decided by Mexican Courts. The Company believes that these actions are neither fair nor equitable and are discriminatory against the Company as a foreign investor and amount to a denial of justice under international law, in addition to violating various provisions of the Federal Constitution of the United Mexican States and Mexican domestic law, and Mexican court decisions. As a result, on May 13, 2020, the Company initiated an international arbitration proceeding against the Government of Mexico pursuant to the North American Free Trade Agreement ("NAFTA").

Based on the Company’s assessments with third party advisors, the Company believes Primero filed its tax returns compliant with applicable Mexican law and, therefore, no liability has been recognized in the financial statements. Due to the uncertainty in timing of resolution to this matter, which may take more than one year, the Company has classified its income taxes receivable of $16.0 million as non-current at June 30, 2020 as SAT is not expected to refund PEM’s income taxes paid until the dispute is resolved.

To the extent it is ultimately determined that the appropriate price of silver sales under the Old Stream Agreement is significantly different from the realized price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material effect on the Company’s business, financial position and results of operations.

First Majestic Silver Corp. 2020 Second Quarter Report	Page 28

La Encantada Tax Re-assessments

In December 2019, as part of the ongoing annual audits of the tax returns of Minera La Encantada S.A. de C.V. (“MLE”), the SAT issued tax assessments for fiscal 2012 and 2013 in the amount of $6.8 million (155.5 million MXN) and $5.5 million (126.6 million MXN), respectively.  The key items relate to a forward silver purchase agreement and denial of the deductibility of mine development costs and service fees.  The Company continues to defend the validity of the forward silver purchase agreement and will vigorously dispute the assessments that have been issued.  The Company believes MLE’s tax filings were appropriate and its tax filing position is correct, therefore no liability has been recognized in the financial statements. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns in compliance with applicable Mexican law.

OTHER FINANCIAL INFORMATION

Share Repurchase Program

The Company has an ongoing share repurchase program to repurchase up to 5% of the Company’s issued and outstanding shares. The normal course issuer bids will be carried through the facilities of the Toronto Stock Exchange and alternative Canadian marketplaces.

During the six months ended June 30, 2020, the Company repurchased and cancelled 275,000 common shares for a total consideration of $1.7 million, an average price of CAD$8.56 per share, through a normal course issuer bid in the open market as approved by the Toronto Stock Exchange.

Off-Balance Sheet Arrangements

At June 30, 2020, the Company had no material off-balance sheet arrangements such as contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that generate financing, liquidity, market or credit risk to the Company, other than contingent liabilities and vendor liability and interest, as disclosed in this MD&A and the consolidated financial statements and the related notes.

Related Party Disclosures

Amounts paid to related parties were incurred in the normal course of business and measured at the exchange amount, which is the amount agreed upon by the transacting parties and on terms and conditions similar to non-related parties.

There were no transactions with related parties outside of the ordinary course of business during the six months ended June 30, 2020.

In July 2020, the Company completed the previously announced agreement with First Mining Gold Corp., to purchase 50% of the payable silver produced from the Springpole Gold Project for total consideration of $22.5 million in cash and shares, over three payments, for the silver stream which covers the life of the Springpole project (see "Corporate Development Highlights"). First Mining is a related party with two independent board members who are directors and/or officers of First Majestic.

Outstanding Share Data

As at August 4, 2020, the Company has 214,427,515 common shares issued and outstanding.

ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATES

Critical Accounting Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS as issued by IASB requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

First Majestic Silver Corp. 2020 Second Quarter Report	Page 29

In preparing the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2020, the Company applied the critical judgments and estimates disclosed in note 3 of its audited consolidated financial statements for the year ended December 31, 2019 and the following amendments to accounting policies:

Amendments to IFRS 3 Definition of a Business
The amendments clarify that while businesses usually have outputs, outputs are not required for an integrated set of activities and assets to qualify as a business. To be considered a business an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs.

Additional guidance is provided that helps to determine whether a substantive process has been acquired.

The amendments introduce an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business. Under the optional concentration test, the acquired set of activities and assets is not a business if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar assets.
The amendments are applied prospectively to all business combinations and asset acquisitions for which the acquisition date is on or after the first annual reporting period beginning on or after January 1, 2020. The Company will assess the impact of these amendments on future acquisitions to all business combinations and asset acquisitions.

Amendments to IFRS 16 Leases
To provide practical relief to lessees in accounting for rent concessions arising as a result of COVID-19 the International Accounting Standards Board ("IASB") proposed an amendment to IFRS 16 which provide lessees with a practical expedient that relieves a lessee from assessing whether a COVID-19-related rent concession is a lease modification. The amendment is effective for annual reporting periods beginning on or after June 1, 2020, with earlier application permitted. This amendment did not have a significant impact to the Company's financial statements as the Company has not received any COVID-19 related rent concessions as of the date of these financial statements.

NON-GAAP MEASURES

The Company has included certain non-GAAP measures including “Cash costs per ounce”, “Production cost per tonne”, “All-in sustaining costs per ounce”, “Average realized silver price”, “Adjusted earnings per share”, “Cash flow per share” and "Working capital” to supplement its consolidated financial statements, which are presented in accordance with IFRS. The terms IFRS and generally accepted accounting principles (“GAAP”) are used interchangeably throughout this MD&A.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Cash Cost per Ounce, All-In Sustaining Cost per Ounce and Production Cost per Tonne

Cash costs per ounce and total production cost per tonne are non-GAAP measures used by the Company to manage and evaluate operating performance at each of the Company’s operating mining units, and are widely reported in the mining industry as benchmarks for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures.

All-in sustaining cost (“AISC”) is a non-GAAP measure and was calculated based on guidance provided by the World Gold Council (“WGC”). WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus expansionary capital expenditures. AISC is a more comprehensive measure than cash cost per ounce for the Company’s consolidated

First Majestic Silver Corp. 2020 Second Quarter Report	Page 30

operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver from its current operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Expansionary capital expenditure is defined as, "costs incurred to extend existing assets beyond their current productive capacity and beyond their planned levels of productive output, resulting in an increase in the life of the assets, increasing their future earnings potential, or improving their recoveries or grades which would serve to increase the value of the assets over their useful lives". Development and exploration work which moves inferred resources to measured or indicated resources and adds to the Net Present Value of the assets is considered expansionary in nature. Expansionary capital also includes costs required to improve/enhance assets beyond their minimum standard for reliability, environmental or safety requirements.

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures, corporate general and administrative expense, share-based payments, operating lease payments and reclamation cost accretion. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes this measure represents the total sustainable costs of producing silver from current operations, and provides additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver production from current operations, new project and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

First Majestic Silver Corp. 2020 Second Quarter Report	Page 31

The following tables provide detailed reconciliations of these measures to cost of sales, as reported in notes to our consolidated financial statements.

(expressed in thousands of U.S. dollars,	Three Months Ended June 30, 2020
except ounce and per ounce amounts)	San Dimas	Santa Elena	La Encantada	Consolidated
Mining cost	$6,476	$2,218	$1,197	$9,891
Milling cost	3,565	3,045	2,273	8,882
Indirect cost	4,793	1,412	1,299	7,504
Total production cost (A)(1)	$14,834	$6,674	$4,770	$26,278
Add: transportation and other selling cost	147	58	52	320
Add: smelting and refining cost	232	27	45	305
Add: environmental duty and royalties cost	180	47	24	251
Total cash cost before by-product credits (B)	$15,393	$6,806	$4,891	$27,154
Deduct by-product credits attributed to:
Gold by-product credits	(11,238)	(3,457)	(131)	(14,826)
Total by-product credits	($11,238)	($3,457)	($131)	($14,828)
Total cash cost (C)	$4,155	$3,349	$4,760	$12,326
Workers’ participation	6,732	45	136	6,726
General and administrative expenses	—	—	—	5,377
Share-based payments	—	—	—	1,947
Accretion of decommissioning liabilities	131	68	110	546
Sustaining capital expenditures	3,315	1,973	241	6,102
Operating lease payments	46	46	641	995
All-In Sustaining Costs (D)	$14,379	$5,481	$5,888	$34,019
Payable silver ounces produced (E)	1,102,379	221,878	507,506	1,831,763
Tonnes milled (F)	114,390	89,590	129,579	333,559

Total cash cost per ounce, before by-product credits (B/E)	$13.96	$30.68	$9.64	$14.82
Total cash cost per ounce (C/E)	$3.77	$15.10	$9.38	$6.73
All-in sustaining cost per ounce (D/E)	$13.04	$24.71	$11.60	$18.57
Production cost per tonne (A/F)	$129.67	$74.50	$36.80	$78.78
(1) Production costs in the three months ended June 30, 2020 exclude standby costs related to COVID-19 Suspensions at San Dimas ($3.5 million), Santa Elena ($2.0 million) and La Encantada ($1.7 million), as well as the 13-day union work stoppage at San Dimas ($2.0 million).

First Majestic Silver Corp. 2020 Second Quarter Report	Page 32

(expressed in thousands of U.S. dollars,		Three Months Ended June 30, 2019
except ounce and per ounce amounts)	San Dimas	Santa Elena	La Encantada	San Martin	La Parrilla	Del Toro	Consolidated
Mining cost	$11,735	$5,023	$2,044	$1,498	$1,797	$809	$22,906
Milling cost	5,474	6,414	3,935	1,435	1,659	640	19,557
Indirect cost	7,340	2,093	1,962	1,361	1,219	994	14,968
Total production cost (A)	$24,549	$13,529	$7,941	$4,294	$4,675	$2,443	$57,432
Add: transportation and other selling cost	296	61	54	29	206	37	734
Add: smelting and refining cost	385	153	107	57	542	117	1,361
Add: environmental duty and royalties cost	179	104	14	21	17	6	341
Total cash cost before by-product credits (B)	$25,409	$13,847	$8,116	$4,401	$5,441	$2,603	$59,868
Deduct by-product credits attributed to:
Gold by-product credits	(22,785)	(11,293)	(43)	(705)	(9)	(8)	(34,843)
Lead by-product credits	—	—	—	—	(1,313)	(580)	(1,893)
Zinc by-product credits	—	—	—	—	(1,451)	—	(1,451)
Total by-product credits	($22,785)	($11,293)	($43)	($705)	($2,773)	($588)	($38,187)
Total cash cost (C)	$2,624	$2,554	$8,073	$3,696	$2,668	$2,015	$21,681
Workers’ participation	3,191	27	80	210	32	(59)	3,479
General and administrative expenses	—	—	—	—	—	—	5,509
Share-based payments	—	—	—	—	—	—	2,017
Accretion of decommissioning liabilities	186	52	149	59	71	55	604
Sustaining capital expenditures	7,593	1,939	866	736	1,289	645	13,195
Operating lease payments	15	38	25	31	20	26	335
All-In Sustaining Costs (D)	$13,609	$4,610	$9,193	$4,732	$4,080	$2,682	$46,820
Payable silver ounces produced (E)	1,602,215	596,275	487,237	223,832	188,682	73,843	3,172,084
Tonnes milled (F)	172,368	229,761	207,421	39,213	61,544	26,587	736,896

Total cash cost per ounce, before by-product credits (B/E)	$15.86	$23.22	$16.66	$19.67	$28.83	$35.24	$18.87
Total cash cost per ounce (C/E)	$1.64	$4.28	$16.57	$16.52	$14.13	$27.29	$6.84
All-in sustaining cost per ounce (D/E)	$8.49	$7.73	$18.87	$21.15	$21.61	$36.33	$14.76
Production cost per tonne (A/F)	$142.42	$58.88	$38.29	$109.51	$75.96	$91.89	$77.93

First Majestic Silver Corp. 2020 Second Quarter Report	Page 33

(expressed in thousands of U.S. dollars,	Six Months Ended June 30, 2020
except ounce and per ounce amounts)	San Dimas	Santa Elena	La Encantada	Consolidated
Mining cost	$17,773	$6,955	$3,823	$28,551
Milling cost	9,057	10,032	6,655	25,744
Indirect cost	13,283	4,098	3,984	21,365
Total production cost (A)(1)	$40,113	$21,085	$14,462	$75,660
Add: transportation and other selling cost	443	130	141	842
Add: smelting and refining cost	627	161	229	1,030
Add: environmental duty and royalties cost	437	156	57	648
Total cash cost before by-product credits (B)	$41,620	$21,532	$14,889	$78,180
Deduct by-product credits attributed to:
Gold by-product credits	(32,301)	(17,017)	(210)	(49,528)
Lead by-product credits	—	—	—	(76)
Total by-product credits	($32,301)	($17,017)	($210)	($49,604)
Total cash cost (C)	$9,319	$4,515	$14,679	$28,576
Workers’ participation	8,414	100	210	8,724
General and administrative expenses	—	—	—	11,205
Share-based payments	—	—	—	4,325
Accretion of decommissioning liabilities	280	146	236	1,169
Sustaining capital expenditures	11,315	3,937	1,739	18,761
Operating lease payments	173	97	1,283	2,138
All-In Sustaining Costs (D)	$29,501	$8,795	$18,147	$74,898
Payable silver ounces produced (E)	2,778,916	771,461	1,428,280	4,978,657
Tonnes milled (F)	314,499	267,423	350,780	932,701

Total cash cost per ounce, before by-product credits (B/E)	$14.98	$27.91	$10.42	$15.70
Total cash cost per ounce (C/E)	$3.35	$5.85	$10.28	$5.74
All-in sustaining cost per ounce (D/E)	$10.62	$11.40	$12.71	$15.04
Production cost per tonne (A/F)	$127.54	$78.85	$41.23	$81.12
(1) Production costs in the three months ended June 30, 2020 exclude standby costs related to COVID-19 Suspensions at San Dimas ($3.5 million), Santa Elena ($2.0 million) and La Encantada ($1.7 million), as well as the 13-day union work stoppage at San Dimas ($2.0 million).

First Majestic Silver Corp. 2020 Second Quarter Report	Page 34

(expressed in thousands of U.S. dollars,	Six Months Ended June 30, 2019
except ounce and per ounce amounts)	San Dimas	Santa Elena	La Encantada	San Martin	La Parrilla	Del Toro	Consolidated
Mining cost	$19,721	$9,297	$4,031	$3,390	$4,115	$1,701	$42,254
Milling cost	10,276	12,377	8,654	3,210	3,526	1,306	39,350
Indirect cost	14,499	4,289	4,076	2,690	2,605	1,826	29,985
Total production cost (A)	$44,496	$25,963	$16,762	$9,290	$10,246	$4,833	$111,590
Add: transportation and other selling cost	613	137	122	82	396	87	1,541
Add: smelting and refining cost	734	306	270	142	1,130	253	2,835
Add: environmental duty and royalties cost	347	197	37	51	32	13	677
Total cash cost before by-product credits (B)	$46,190	$26,603	$17,191	$9,565	$11,804	$5,186	$116,643
Deduct: By-product credits attributed to
Gold by-product credits	(42,254)	(22,398)	(68)	(2,109)	(37)	(8)	(66,874)
Lead by-product credits	—	—	—	—	(3,011)	(1,411)	(4,422)
Zinc by-product credits	—	—	—	—	(2,686)	—	(2,686)
Total by-product credits	($42,254)	($22,398)	($68)	($2,109)	($5,734)	($1,419)	($73,982)
Total cash cost (C)	$3,936	$4,205	$17,123	$7,456	$6,070	$3,767	$42,661
Workers’ participation	4,417	93	158	291	107	9	5,074
General and administrative expenses	—	—	—	—	—	—	11,555
Share-based payments	—	—	—	—	—	—	4,092
Accretion of decommissioning liabilities	372	104	297	119	142	110	1,209
Sustaining capital expenditures	12,789	3,871	1,432	2,006	2,982	1,057	24,332
Operating lease payments	33	71	37	50	37	51	627
All-In Sustaining Costs (D)	$21,547	$8,344	$19,047	$9,922	$9,338	$4,994	$89,550
Payable silver ounces produced (E)	3,005,967	1,182,883	1,205,312	555,039	393,910	138,212	6,481,323
Tonnes milled (F)	335,632	449,702	477,032	101,362	134,097	51,725	1,549,550

Total cash cost per ounce, before by-product credits (B/E)	$15.37	$22.49	$14.26	$17.23	$29.96	$37.52	$18.00
Total cash cost per ounce (C/E)	$1.31	$3.56	$14.21	$13.43	$15.41	$27.25	$6.58
All-in sustaining cost per ounce (D/E)	$7.17	$7.05	$15.80	$17.88	$23.70	$36.13	$13.82
Production cost per tonne (A/F)	$132.58	$57.73	$35.13	$91.65	$76.40	$93.42	$72.01

First Majestic Silver Corp. 2020 Second Quarter Report	Page 35

Average Realized Silver Price per Ounce

Revenues are presented as the net sum of invoiced revenues related to delivered shipments of silver doré bars and concentrates, including associated metal by-products of gold, lead and zinc after having deducted refining and smelting charges, and after elimination of intercompany shipments of silver, silver being minted into coins, ingots and bullion products.

The following is an analysis of the gross revenues prior to refining and smelting charges, and shows deducted smelting and refining charges to arrive at the net reportable revenue for the period per IFRS. Gross revenues are divided into payable equivalent silver ounces sold to calculate the average realized price per ounce of silver equivalents sold.

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Revenues as reported	$34,855	$83,669	$120,920	$170,479
Add back: smelting and refining charges	305	1,362	1,030	2,835
Gross revenues	35,160	85,031	121,950	173,314
Less: Sandstorm gold revenues	(255)	(1,108)	(1,254)	(1,790)
Less: Wheaton gold revenues	(3,672)	(6,227)	(10,555)	(13,133)
Gross revenues, excluding Sandstorm, Wheaton (A)	$31,233	$77,696	$110,141	$158,391

Payable equivalent silver ounces sold	2,408,654	6,181,129	7,965,591	12,242,518
Less: Payable equivalent silver ounces sold to Sandstorm	(64,132)	(213,269)	(280,525)	(340,526)
Less: Payable equivalent silver ounces sold to Wheaton	(542,706)	(719,891)	(1,337,756)	(1,525,618)
Payable equivalent silver ounces sold, excluding Sandstorm and Wheaton (B)	1,801,816	5,247,969	6,347,310	10,376,374

Average realized price per ounce of silver sold (A/B)(1)	$17.33	$14.80	$17.35	$15.26
Average market price per ounce of silver per COMEX	$16.89	$14.90	$16.38	$15.23
(1) Average realized price per ounce of silver sold in each reporting period is affected by mark-to-market adjustments and final settlements on concentrate shipments in prior periods. Concentrates sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one month after delivery to the customer, based on the market price at that time. The mark-to-market adjustments do not apply to doré sales.

Cash Flow per Share

Cash Flow per Share is determined based on operating cash flows before movements in working capital and income taxes, as illustrated in the consolidated statements of cash flow, divided by the weighted average shares outstanding during the period.

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Operating Cash Flows before Working Capital and Taxes	($16,414)	$17,729	$6,899	$41,434
Weighted average number of shares on issue - basic	209,645,317	200,965,605	209,520,684	198,413,338
Cash Flow per Share	($0.08)	$0.09	$0.03	$0.21

Adjusted Earnings per Share (“Adjusted EPS”)

The Company uses the financial measure “Adjusted EPS” to supplement information in its consolidated financial statements. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The Company excludes non-cash and unusual items from net earnings to provide a measure which allows the Company and investors to evaluate the operating results of the underlying core operations. The presentation of Adjusted EPS is not meant to be a substitute for EPS presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

First Majestic Silver Corp. 2020 Second Quarter Report	Page 36

The following table provides a detailed reconciliation of net losses as reported in the Company’s consolidated financial statements to adjusted net earnings and Adjusted EPS:

	Three Months Ended June 30,		Six Months Ended June 30,
	2020	2019	2020	2019
Net (loss) earnings as reported	($9,968)	($11,967)	($42,404)	($9,087)
Adjustments for non-cash or unusual items:
Deferred income tax expense (recovery)	(6,254)	4,215	(1,688)	(577)
Share-based payments	1,947	2,017	4,325	4,092
(Gain) loss from investment in derivatives and marketable securities	(3,289)	1,268	(1,921)	651
Unrealized (gain) loss on foreign currency derivatives	(10,251)	—	12,403	—
Write-down (recovery) of mineral inventory	—	874	(443)	(1,607)
Standby costs related to COVID-19 Suspension	7,162	—	7,162	—
Loss on sale of exploration project	—	—	10,106	—
Adjusted net earnings (loss)	($20,653)	($3,593)	($12,460)	($6,528)
Weighted average number of shares on issue - basic	209,645,317	200,965,605	209,520,684	198,413,338
Adjusted EPS	($0.10)	($0.02)	($0.06)	($0.03)

Working Capital and Available Liquidity

Working capital is determined based on current assets and current liabilities as reported in the Company’s consolidated financial statements. The Company uses working capital as a measure of the Company’s short-term financial health and operating efficiency. Available liquidity includes the Company's working capital and undrawn revolving credit facility.

	June 30, 2020	December 31, 2019
Current Assets	$192,894	$242,979
Less: Current Liabilities	(78,650)	(71,853)
Working Capital	$114,244	$171,126
Available Undrawn Revolving Credit Facility	65,031	55,031
Available Liquidity	$179,275	$226,157

ADDITIONAL GAAP MEASURES

The Company uses additional financial measures which should be evaluated in conjunction with IFRS. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS. The following additional GAAP measures are used:

Mine Operating Earnings
Mine operating earnings represents the difference between revenue less mine operating costs. Management believes that mine operating earnings provides useful information to investors because mine operating earnings excludes expenses not directly associated with commercial production.

Operating Cash Flows before Working Capital and Taxes
Operating cash flows before working capital and taxes represents cash flows generated from operations before changes in working capital and income taxes paid. Management believes that this measure allows investors to evaluate the Company’s pre-tax cash flows generated from operations adjusted for fluctuations in non-cash working capital items due to timing issues and the Company’s ability to service its debt.

The terms described above do not have a standardized meaning prescribed by IFRS, therefore the Company’s definitions may not be comparable to similar measures presented by other companies.

First Majestic Silver Corp. 2020 Second Quarter Report	Page 37

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s CEO and CFO have concluded that, as of June 30, 2020, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes policies and procedures that:

•maintain records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•  provide reasonable assurance that transactions are recorded as necessary for preparation of financial statements in accordance with IFRS as issued by IASB;
•provide reasonable assurance that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and
•  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

During the six months ended June 30, 2020, the Company implemented social distancing protocols to have majority of its corporate office and site administrative staff to work remotely from home. This change has required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. Despite the changes required by the current environment, there have been no significant changes in our internal controls during the six months ended June 30, 2020 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, may not prevent or detect all misstatements because of inherent limitations. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

First Majestic Silver Corp. 2020 Second Quarter Report	Page 38

CAUTIONARY STATEMENTS

Cautionary Note regarding Forward-Looking Statements

Certain information contained herein this MD&A constitutes forward-looking statements under applicable securities laws (collectively, “forward-looking statements”). These statements relate to future events or the Company’s future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: commercial mining operations; anticipated mineral recoveries; projected quantities of future mineral production; statements with respect to the Company’s business strategy; future planning processes; anticipated development, expansion, exploration activities and production rates; the estimated cost and timing of plant improvements at the Company’s operating mines and development of the Company’s development projects; the timing of completion of exploration programs and drilling programs; the repayment of the Debentures; statements with respect to the Company’s future financial position including operating efficiencies, cash flow, capital budgets, costs and expenditures; the preparation of technical reports and completion of preliminary economic assessments; the repurchase of the Company’s shares; viability of the Company’s projects; potential metal recovery rates; the conversion of the Company’s securities. All statements other than statements of historical fact may be forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “forecast”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions) are not statements of historical fact and may be “forward-looking statements”.

Forward-looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include, without limitation: the inherent risks involved in the mining, exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project delays or cost overruns or unanticipated excessive operating costs and expenses, uncertainties related to the necessity of financing, the availability of and costs of financing needed in the future, and other factors described in the Company’s Annual Information Form under the heading “Risk Factors”.

The Company believes that the expectations reflected in any such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included herein this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Cautionary Note regarding Reserves and Resources

Mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 (“NI 43-101”), issued by the Canadian Securities Administrators. This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and mineral resources. This includes a requirement that a certified Qualified Person (“QP”) (as defined under the NI 43-101) supervises the preparation of the mineral reserves and mineral resources. Ramon Mendoza, P. Eng., Vice President of Technical Services is a certified QP for the Company and has reviewed this MD&A for QP technical disclosures. All NI 43-101 technical reports can be found on the Company’s website at www.firstmajestic.com or on SEDAR at www.sedar.com.

Cautionary Note to United States Investors Concerning Estimates of Mineral Reserves and Resources

This Management’s Discussion and Analysis has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian NI 43-101 Standards of Disclosure for Mineral Projects and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”) and contained in Industry Guide 7 (“Industry Guide 7”). Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report mineral reserves,

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the three-year historical average price is used in any mineral reserve or cash flow analysis to designate mineral reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under Industry Guide 7 and are not permitted to be used in reports and registration statements of United States companies filed with the Commission. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian regulations. In contrast, the Commission only permits U.S. companies to report mineralization that does not constitute “mineral reserves” by Commission standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Management’s Discussion and Analysis may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

Additional Information

Additional information on the Company, including the Company’s Annual Information Form and the Company’s audited consolidated financial statements for the year ended December 31, 2019, is available on SEDAR at www.sedar.com and on the Company’s website at www.firstmajestic.com.

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